Exhibit 12.1

	2012	2013	2014	2015	2016	2017
Earnings
Earnings (loss) before income taxes from continuing operations	(175,970)	(35,653)	(6,874)	22,030	21,703	34,649
Plus: Fixed charges	126,892	116,720	128,703	123,482	120,930	107,171
Less: Capitalized interest	(53,444)	(55,618)	(76,122)	(92,002)	(93,972)	(89,915)
Add: Interest amortized to COS	60,952	41,246	40,820	56,164	78,611	88,764
Add: Interest impaired to COS	275	—	245	—	710	56

Earnings available for fixed charges	(41,295)	66,695	86,772	109,674	127,982	140,725

Fixed Charges	126,892	116,720	128,703	123,482	120,930	107,171
Ratio of Earnings to Fixed Charges	(a )	0.6x	0.7x	0.9x	1.1x	1.3x